UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Iveda Solutions, Inc.

(Name of Issuer)

Common stock, $0.00001 par value

(Title of Class of Securities)

46583A105

(CUSIP Number)

January 23, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☒ Rule 13d-1(b)
☐Rule 13d-1(c)
☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 46583A105
1	NAME OF REPORTING PERSON
Wolverine Asset Management, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,000,000 shares of common stock
Warrants to purchase 1,000,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,000,000 shares of common stock
Warrants to purchase 1,000,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%*

12	TYPE OF REPORTING PERSON
IA

* Percentage calculated by dividing (i) the sum of (a) 1,000,000 shares of common stock receivable upon conversion of Series B Preferred Stock of the Issuer plus (b) 1,000,000 shares of common stock receivable upon exercise of warrants issued by the Issuer by (ii) the sum of (a) 27,308,357 shares of common stock outstanding as of November 7, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed November 14, 2014, plus (b) 1,000,000 shares of common stock receivable upon conversion of Series B Preferred Stock of the Issuer, plus (c) 1,000,000 shares of common stock receivable upon exercise of warrants issued by the Issuer.

CUSIP No.: 46583A105
1	NAME OF REPORTING PERSON
Wolverine Holdings, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,000,000 shares of common stock
Warrants to purchase 1,000,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,000,000 shares of common stock
Warrants to purchase 1,000,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%*

12	TYPE OF REPORTING PERSON
HC

* Percentage calculated by dividing (i) the sum of (a) 1,000,000 shares of common stock receivable upon conversion of Series B Preferred Stock of the Issuer plus (b) 1,000,000 shares of common stock receivable upon exercise of warrants issued by the Issuer by (ii) the sum of (a) 27,308,357 shares of common stock outstanding as of November 7, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed November 14, 2014, plus (b) 1,000,000 shares of common stock receivable upon conversion of Series B Preferred Stock of the Issuer, plus (c) 1,000,000 shares of common stock receivable upon exercise of warrants issued by the Issuer.

CUSIP No.: 46583A105
1	NAME OF REPORTING PERSON
Wolverine Trading Partners, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,000,000 shares of common stock
Warrants to purchase 1,000,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,000,000 shares of common stock
Warrants to purchase 1,000,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%*

12	TYPE OF REPORTING PERSON
CO/HC

* Percentage calculated by dividing (i) the sum of (a) 1,000,000 shares of common stock receivable upon conversion of Series B Preferred Stock of the Issuer plus (b) 1,000,000 shares of common stock receivable upon exercise of warrants issued by the Issuer by (ii) the sum of (a) 27,308,357 shares of common stock outstanding as of November 7, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed November 14, 2014, plus (b) 1,000,000 shares of common stock receivable upon conversion of Series B Preferred Stock of the Issuer, plus (c) 1,000,000 shares of common stock receivable upon exercise of warrants issued by the Issuer.

CUSIP No.: 46583A105
1	NAME OF REPORTING PERSON
Christopher L. Gust

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,000,000 shares of common stock
Warrants to purchase 1,000,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,000,000 shares of common stock
Warrants to purchase 1,000,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%*

12	TYPE OF REPORTING PERSON
IN

* Percentage calculated by dividing (i) the sum of (a) 1,000,000 shares of common stock receivable upon conversion of Series B Preferred Stock of the Issuer plus (b) 1,000,000 shares of common stock receivable upon exercise of warrants issued by the Issuer by (ii) the sum of (a) 27,308,357 shares of common stock outstanding as of November 7, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed November 14, 2014, plus (b) 1,000,000 shares of common stock receivable upon conversion of Series B Preferred Stock of the Issuer, plus (c) 1,000,000 shares of common stock receivable upon exercise of warrants issued by the Issuer.

CUSIP No.: 46583A105
1	NAME OF REPORTING PERSON
Robert R. Bellick

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,000,000 shares of common stock
Warrants to purchase 1,000,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,000,000 shares of common stock
Warrants to purchase 1,000,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%*

12	TYPE OF REPORTING PERSON
IN

* Percentage calculated by dividing (i) the sum of (a) 1,000,000 shares of common stock receivable upon conversion of Series B Preferred Stock of the Issuer plus (b) 1,000,000 shares of common stock receivable upon exercise of warrants issued by the Issuer by (ii) the sum of (a) 27,308,357 shares of common stock outstanding as of November 7, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed November 14, 2014, plus (b) 1,000,000 shares of common stock receivable upon conversion of Series B Preferred Stock of the Issuer, plus (c) 1,000,000 shares of common stock receivable upon exercise of warrants issued by the Issuer.

CUSIP No.: 46583A105

ITEM 1(a).	NAME OF ISSUER: Iveda Solutions, Inc.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1201 South Alma School Road, Suite 8500 Mesa, Arizona 85210

ITEM 2(a).	NAME OF PERSON FILING: Wolverine Asset Management, LLC Wolverine Holdings, L.P. Wolverine Trading Partners, Inc. Christopher L. Gust Robert R. Bellick

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: c/o Wolverine Asset Management, LLC 175 West Jackson Blvd., Suite 340 Chicago, IL 60604

ITEM 2(c).	CITIZENSHIP: Wolverine Asset Management, LLC – Illinois Wolverine Holdings, L.P. – Illinois Wolverine Trading Partners, Inc. – Illinois Christopher L. Gust – US Citizen Robert R. Bellick – US Citizen

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common stock, $0.00001 par value

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☒ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☒ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, Wolverine Asset Management, LLC (“WAM”) is deemed to have voting and dispositive power over 2,000,000 shares of the common stock of Iveda Solutions, Inc. (the “Issuer”).  This amount consists of (i) 1,000,000 shares of common stock receivable upon conversion of Series B Preferred Stock of the Issuer (the “Series B Preferred Stock”) and (ii) 1,000,000 shares of common stock receivable upon exercise of warrants issued by the Issuer, consisting of 500,000 Tranche A Warrants and 500,000 Tranche B Warrants (collectively, the “Warrants”).

The sole member and manager of WAM is Wolverine Holdings, L.P. (“Wolverine Holdings”).  Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. (“WTP”), the general partner of Wolverine Holdings.

(b)	Percent of class:

6.8%

As of the date of this filing, each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust may be deemed to be the beneficial owner of 6.8% of the Issuer’s outstanding shares of common stock, which percentage was calculated by dividing (i) the sum of (a) 1,000,000 shares of common stock receivable upon conversion of the Series B Preferred Stock plus (b) 1,000,000 shares of common stock receivable upon exercise of the Warrants by (ii) the sum of (a) 27,308,357 shares of common stock outstanding as of November 7, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed November 14, 2014, plus (b) 1,000,000 shares of common stock receivable upon conversion of the Series B Preferred Stock, plus (c) 1,000,000 shares of common stock receivable upon exercise of the Warrants.

Pursuant to a Securities Purchase Agreement dated January 16, 2015 (the Securities Purchase Agreement”), for any calendar month in which the Issuer receives and accepts purchase orders covering at least one thousand (1,000) cameras, the Issuer shall deliver a certificate to certain purchasers under the Securities Purchase Agreement requesting a purchase of securities in a subscription amount equal to 75% of the amount of the purchase orders for such calendar month, less any delinquent purchase orders, and WAM’s advisory client shall be obligated to purchase additional Series B Preferred Shares and Warrants subject to satisfaction of the conditions set forth in the Securities Purchase Agreement. In no event shall (i) the Issuer deliver an additional closing request with respect to any calendar month ending six full calendar months after the date of the Securities Purchase Agreement; or (ii) WAM’s advisory client be obligated to purchase securities in excess of its aggregate subscription amount of $1.5 million.  This description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which was filed as an exhibit to the Issuer’s Current Report on Form 8-K, dated January 28, 2015.

The terms of the Series B Preferred Stock and the Warrants provide that such securities may not be converted or exercised, as applicable, to the extent that the holder thereof would beneficially own more than a maximum of 9.99% of the common stock of the Issuer outstanding immediately after giving effect to such conversion or exercise.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

As of the date of this filing, each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust have shared power to vote or direct the vote of (i) 1,000,000 shares of the common stock of the Issuer underlying the Series B Preferred Stock upon conversion of the Series B Preferred Stock, and (ii) up to 1,000,000 shares of the common stock of the Issuer underlying the Warrants upon exercise of the Warrants.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

As of the date of this filing, each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to dispose or direct the disposition of (i) 1,000,000 shares of the common stock of the Issuer underlying the Series B Preferred Stock upon conversion of the Series B Preferred Stock, and (ii) up to 1,000,000 shares of the common stock of the Issuer underlying the Warrants upon exercise of the Warrants.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Wolverine Flagship Fund Trading Limited is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that are beneficially owned by WAM.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2015

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.00001 par value, of Iveda Solutions, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 2, 2015.

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).